Mail Stop 3561

November 27, 2007

Via Fax & U.S. Mail

Mr. Donn R. Mitchell, II
Chief Financial Officer
600 Emerson Road, Suite 300
Saint Louis, Missouri 63141

      Re: **Isle of Capri Casinos, Inc.**
              Form 10-K for the year ended April 29, 2007
              Filed July 31, 2007
              File No. 000-20538

Dear Mr. Mitchell:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended April 29, 2007

Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 42

1. We note your disclosure you are exposed to market risks relating to fluctuations in currency exchange rates related to your ownership interests and development activities in the United Kingdom. Please revise future filings to provide quantitative information about foreign currency exchange risk in accordance with one of the three disclosure alternatives outlined in Item 305 of Regulation SK.

Audited Financial Statements

Statements of Cash Flows, page 48

2. We note your presentation of the purchase of marketable equity securities, net of sales as an investing activity on the statement of cash flows. In light of your disclosure in Note 1 that these securities are considered trading securities, please revise future filings to present cash flows from purchases, sales, and maturities of trading securities as cash flows from operating activities. See paragraph 18 of SFAS No. 115 and paragraph 8 of SFAS No. 102.

3. We note your presentation of "prepaid deposits and other" as an investing activity on the statement of cash flows. Please explain to us the nature of the amounts included in this caption and tell us why you believe the cash inflows and outflows are appropriately presented as investing activities on the statements of cash flows.

Notes to the Financial Statements

– General

4. In your consolidated financial statements we note no disclosure of the accounting method for accruing a base jackpot liability. With respect to the method for accruing this liability, casino companies have interpreted the requirement in Section 2.09-.10 of the Casino Audit guide differently. In this regard, we have noted that some accrue the liability as games are played under a matching concept, while others accrue only incremental jackpot amounts owed where every coin played adds to the jackpot total. Please expand your notes to the financial statements in future filings to describe this liability and address how you recognize and measure the liability in your consolidated financial.

Note 1. Summary of Significan Accounting Policies

– Net Revenues, page 55

5. We note your disclosure that you record the redemption of coupons and points for cash as a promotional allowance. Please explain to us why you believe it is appropriate to record this liability, and corresponding reduction to revenue, at the time of redemption of the points rather than at the time the points are earned. Also, please explain to us if there are any rewards other than cash in the Slot Club Awards program, and if so, tell us how you account for the liability related to Slot Club awards other than cash, (i.e., as a reduction of revenue or as an operating expense). We may have further comment upon receipt of your response. See EITF 00-22.

Note 2. Restatement, page 59

6. We note your disclosure that during the course of the third quarterly review of fiscal year 2007, management and the Company's independent registered public accounting firm identified issues that when corrected, had a material effect upon the Company's previously issued financial statements. In light of the large number of adjustments and the fact that many of the adjustments relate to several years ago, please tell us how you discovered these errors during your third quarter review and tell us why these errors were not discovered until then. Also, please explain to us why you believe that you have now identified all material prior period errors and your financial statements as of the years ended April 29, 2007, April 30, 2006 and April 24, 2005 have been appropriately presented. Additionally, please revise MD&A in future filings to identify the material weaknesses and discuss the steps and procedures taken to remediate these material weaknesses.

–Accounting for Leases
– Coventry, page 60

7. We note your disclosure that due to certain structural elements installed by the Company during the construction of the space being leased and certain prepaid lease payments made by the Company, you are required to be treated for accounting purposes only, as the owner of the Convention Center in accordance with EITF 97-10. Please clarify for us whether you are considering yourselves the owner of the entire Convention Center for accounting purposes, or if you are considering yourselves the owner of the assets related to the space that will be leased for the Isle-Coventry casino and provide us your analysis that supports your conclusion. Also, please tell us the nature of the assets recorded on your balance sheet as of April 30, 2006 and April 29, 2007, and specifically tell us whether they relate to the leased space or the entire Convention Center. In light of your disclosures that the Coventry Convention Center was placed into service in fiscal 2006 and the Isle-Coventry casino opened in July 2007, please tell us the

basis for your accounting treatment of the assets and long-term obligation as of each balance sheet date. As part of your response, please indicate when construction was completed on both the leased space and the Convention Center and explain to us your accounting treatment of the assets and related lease obligation recorded on your balance sheet once the construction has been completed. Please note that EITF 97-10 provides guidance on the accounting during the construction period only and states that if the lessee is considered the owner of the asset during the construction period, then effectively a sale and leaseback of the asset occurs when construction of the asset is complete and the lease term begins. We may have further comment upon receipt of your response.

Note 5. Goodwill and Other Intangible Assets, page 73

8. We note your disclosure that during fiscal year 2006 your recorded an intangible asset for $18,545 described as the Waterloo license acquisition. Please tell us the nature of the acquisition of the Waterloo license in fiscal 2006, including the nature of the consideration given to purchase the license. In this regard, it appears from you consolidated statement of cash flows for the period that you did not pay cash consideration to acquire the license. Also, please explain to us how you determined or calculated the value of the intangible asset recorded on the balance sheet.

Note 8. Long-term Debt
Note 23. Consolidating Condensed Financial Information

9. We note from the disclosures provided in Notes 8 and 23 to the financial statements that certain of the Company's subsidiaries have fully and unconditionally guaranteed the Company's obligations under its $200 million 9% Senior Subordinated Notes due 2012 and $500 million 7% Senior Subordinated notes due 2014. Please tell us and revise future filings to indicate whether the subsidiary guarantors are 100% owned and the guarantees provided by the subsidiary guarantors are joint and several. If not, please explain how your current financial statement disclosures comply with the requirements outlined in Rule 3-10(f) of Regulation S-X. We may have further comment upon receipt of your response.

Note 19. Change in Estimate, page 95

10. We note your disclosure that as part of the new agreement with the Bahamian government, you finalized the gaming tax rate to be applied to the casinos historical and future gaming revenues and as a result, reversed expense in the fourth quarter of fiscal year 2007 of approximately $6.9 million in previously accrued gaming taxes. Please tell us why you believe this was a change in estimate versus a correction of a prior period error. As part of your response, please tell us when the accrual for gaming taxes was initially recorded and your basis for the initial estimate of gaming taxes.

Form 8-K filed September 11, 2007, August 8, 2007, May 7, 2007, November 30, 2006 and August 24, 2006

11. We note your presentation of the non-GAAP performance measure Adjusted EBITDA because you believe it is widely used measure of operating performance in the gaming industry and a principal basis of valuing gaming companies. However, we do not believe that the wide use of EBITDA is a substantive reason specific to you that demonstrates usefulness to potential investors. The fact that the non-GAAP measure is used by or useful to analysts, for example, cannot be the sole support for presenting the non-GAAP financial measure. See footnote 44 to FR-65. Please tell us and revise to disclose in future filings, the substantive reason specific to you that demonstrates the usefulness to investors of excluding recurring items such as preopening costs, minority interest and stock compensation expense from this non-GAAP measure, as required by Item 2.02 of Form 8-K and Item 10(e)(1)(i)(C) of Regulation S-K.

****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Erlanger at (202) 551-3301 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3816 with any other questions.

Sincerely,

Joseph A. Foti
Senior Assistant Chief Accountant